

Mailstop 3233

April 19, 2017

Via E-mail
Mr. Gregory J. Larson
Chief Financial Officer
Host Hotels & Resorts, Inc.
Host Hotels & Resorts, L.P.
6903 Rockledge Drive, Suite 1500
Bethesda, MD, 20817

   Re: **Host Hotels & Resorts, Inc.**
       Host Hotels & Resorts, L.P.
       Form 10-K for the fiscal year ended December 31, 2016
       Filed February 24, 2017
       File No. 001-14625 (Host Inc.)
       File No. 333-55807 (Host L.P.)

Dear Mr. Larson:

   We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 75

1.   We note your reconciliation of Comparable hotel EBITDA to Net income on page 81. In future filings please begin the reconciliation with Net income, to give equal or greater prominence to the GAAP measure being presented. Please refer to Question 102.10 of the C&DIs on Non-GAAP Financial Measures. This comment is also applicable to the extent this measure is presented in your earnings release filed on Form 8-K and within the supplemental financial information posted on your website.

Item 8. Financial Statements and Supplementary Data

15. Geographic and Business Segment Information, page 128

2.   We note your disclosure that all of your operating segments meet the aggregation criteria to be grouped as a single reportable segment. Please tell us how you considered the need to aggregate your operating segments into reportable segments by brand or property type. In your response, please explain to us in sufficient detail how you determined all of your operating segments meet the aggregation criteria of ASC Topic 280-10-50-11.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities